October 8, 2024

Steven B. Crockett
Chief Financial Officer
South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, Texas 76407

        Re: South Plains Financial, Inc.
            Registration Statement on Form S-3
            Filed September 30, 2024
            File No. 333-282422
Dear Steven B. Crockett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance